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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1 )*

Optical Communication Products, Inc.
(Name of Issuer)
Class A Common Stock, $0.001 par value per share
(Title of Class of Securities)
68382T101
(CUSIP Number)
Attn: Joseph Y. Liu
President and Chief Executive Officer
Oplink Communications, Inc.
46335 Landing Parkway,
Fremont, CA 94538
(510) 933-7200
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
June 19, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13D

CUSIP No.	68382T101

1	NAMES OF REPORTING PERSONS: Oplink Communications, Inc.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
77-0411346

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐ N/A

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF		66,000,100 Class A shares

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		None

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		66,000,100 Class A shares

WITH	10	SHARED DISPOSITIVE POWER:

None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

66,000,100

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐ N/A

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

58.1%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO
     *The denominator used in calculating the percentage is 113,562,159, which is the sum of the outstanding shares of Class A Common Stock of Optical Communication Products, Inc. (the “Issuer”) and the outstanding shares of Class B Common Stock of the Issuer as reported in the Issuer’s proxy statement filed on April 11, 2007. Upon the closing of Oplink’s purchase of 66,000,000 shares of the Class B Common Stock of the Issuer (the “Class B Common Stock”) from The Furukawa Electric Co., Ltd. on June 5, 2007, the 66,000,000 shares of Class B Common Stock were automatically converted to 66,000,000 shares of Class A Common Stock of the Issuer.

Schedule 13D

     This Amendment No.1 amends the statements on Schedule 13D filed with the Securities and Exchange Commission on May 2, 2007 relating to the Class B Common Stock of the Issuer.
Item 1. Security and Issuer
     Item 1 is hereby amended and restated to read in its entirety as follows:
     “The class of equity securities to which this Schedule 13D relates is the Class A Common Stock, $0.001 par value per share (the “Class A Common Stock”), of Optical Communication Products, Inc., a Delaware corporation (the “Issuer” or “OCP”), with its principal executive office at 6101 Variel Avenue, Woodland Hills CA 91367.”
Item 3. Source and Amount of funds or Other Consideration
     Item 3 is hereby amended and restated to read in its entirety as follows:
     “On April 20, 2007, Oplink purchased with cash from its working capital 100 shares of Class A Common Stock of OCP in a broker transaction (the “Open Market Purchase”).
     On June 5, 2007, Oplink consummated its acquisition from The Furukawa Electric Co. (“Furukawa”) of Furukawa’s majority interest in the Issuer. In accordance with the terms of the Stock Purchase Agreement (the “Purchase Agreement”) between Oplink and Furukawa (a copy of which was filed by Oplink with its Form 8-K filed with the Securities and Exchange Commission on April 23, 2007), Oplink acquired all 66,000,000 shares of the Issuer’s Class B Common Stock (“Class B Common Stock”) held by Furukawa (the “Purchase”), constituting approximately 58.1% of Issuer’s outstanding shares, in exchange for $84,150,000 in cash and 857,258 shares of Oplink common stock. Oplink paid the cash portion of the consideration out of its cash balances. The shares of Oplink common stock issued to Furukawa are subject to a three year lock-up restriction on Furukawa’s ability to resell the shares. One third of the shares, or approximately 285,757 shares, will be released from the lock-up on each of the first, second and third anniversaries of the closing of the transaction. The 66,000,000 shares of Class B Common Stock were automatically converted into 66,000,000 shares of Class A Common Stock upon the closing of the Purchase.
     On June 19, 2007, Oplink, Oplink Acquisition Corporation, a newly-formed, wholly owned subsidiary of Oplink (“Merger Sub”) and the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”). Under the terms of the Merger Agreement, Merger Sub will be merged with and into the Issuer (the “Merger”), with the Issuer continuing as the surviving corporation of the Merger. Pursuant to the Merger Agreement, Oplink will acquire the 41.9% of the Issuer’s outstanding common stock not currently held by Oplink. In the Merger, each share of common stock of the Issuer (other than shares owned by Oplink, shares owned by the Issuer and shares owned by stockholders who are entitled to and who properly exercise appraisal rights under Delaware law) will be converted into the right to receive $1.65 per share in cash (“Merger Consideration”), without interest. In addition, in connection with the Merger, Oplink will assume all outstanding stock options issued pursuant to the Issuer’s stock option plans, which will become options to purchase shares of Oplink common stock. Oplink will pay the Merger Consideration out of its cash balances.”

Schedule 13D

Item 4. Purpose of Transaction
     Item 4 is hereby amended and restated to read in its entirety as follows:
     “The purpose of the Purchase Agreement and Purchase was for Oplink to acquire a majority interest in the Issuer. The purpose of the Open Market Purchase was to ensure that Oplink was a shareholder of OCP during the period between signing and closing of the Purchase Agreement. The purpose of the Merger Agreement and Merger is for Oplink to acquire all the outstanding shares (other than the shares it already owns) of the Issuer. The purpose of the foregoing transactions is to acquire 100% ownership of the Issuer. If and when the Merger is consummated, the separate existence of the Issuer will cease and it will become a wholly-owned subsidiary of Oplink.
     Pursuant to and concurrently with the signing of the Merger Agreement, Dr. Muoi V. Tran resigned from the Board of Directors of OCP (the “OCP Board”). In addition, the OCP Board has been expanded to nine members with the appointments as directors of Joseph Y. Liu, Chieh Chang, Leonard J. Leblanc and Jesse W. Jack, current members of the Board of Directors of Oplink, and Dr. Robert Shih, an Oplink officer.
     In connection with the execution of the Merger Agreement, OCP amended its bylaws (the “Bylaw Amendment”) to (i) provide the Special Committee with broad authority relating to the Merger; and (ii) adopt a supermajority voting requirement of eight of nine directors to approve certain corporate actions relating to the Special Committee, replacement of senior management and the oversight of the financial reporting and auditing responsibilities of the OCP Board and OCP. The foregoing summary of the Bylaw Amendment does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Bylaw Amendment attached as Exhibit A to the Merger Agreement, which is attached as Exhibit 2.1 to the Current Report on Form 8-K filed by Oplink on June 25, 2007 and incorporated herein by reference.
     Following consummation of the Merger, the Class A Common Stock may be delisted from the Nasdaq Global Market and may become eligible for termination of registration pursuant to Section 12(g)(4) of the Act.
     For a description of the Purchase Agreement, see Item 3 above, which description is incorporated herein by reference in response to this Item 4.
     For a description of the Merger Agreement, see Item 3 above, which description is incorporated herein by reference in response to this Item 4.
     Except as set forth in this Schedule 13D, the Purchase Agreement, or the Merger Agreement, neither Oplink nor, to Oplink’s knowledge, any person named on Annex A has any present plans or proposals which relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.
     The foregoing summary of the Merger, the Merger Agreement and the transactions contemplated thereby does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Merger Agreement attached as Exhibit 2.1 to the Current Report on Form 8-K filed by Oplink on June 25, 2007and incorporated herein by reference.”

Schedule 13D

Item 5. Interest in Securities of the Issuer
     Paragraphs (a) to (d) of Item 5 is hereby amended and restated to read in its entirety as follows: “
(a)	According to the proxy statement filed by the Issuer on April 11, 2007, the Issuer had 47,562,159 shares of Class A Common Stock and 66,000,000 shares of Class B Common Stock outstanding and entitled to vote as of March 1, 2007. Upon the closing of the Purchase, the 66,000,000 shares of Class B Common Stock were automatically converted into 66,000,000 shares of Class A Common Stock. As of the date hereof, Oplink holds 66,000,100 shares of Class A Common Stock representing a 58.1% voting and economic interest in the Issuer,

(b)	Oplink has sole voting and dispositive power over 66,000,100 shares of Class A Common Stock held by Oplink, subject to limitations described in Item 6 below.

(c)	To the knowledge of Oplink, no transactions in the Issuer’s Common Stock were effected since the most recent filing of Schedule 13D by the persons named in response to Item 5(a) other than the Merger.

(d)	To the knowledge of Oplink, no person other than Oplink has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the 66,000,100 shares of Class A Common Stock.”
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
     Item 6 is hereby amended and restated to read in its entirety as follows:
     “Pursuant to the Merger Agreement, following the appointment of Oplink’s designees to the OCP Board until the earlier of the termination of the Merger Agreement and the Effective Time (as defined in the Merger Agreement), Oplink agreed not to take any action in its capacity as stockholder of the Issuer that is reasonably likely to materially and adversely affect the supermajority voting requirements of the OCP Board as set forth in the Merger Agreement and the Bylaw Amendment, and the delegation of authority to the Special Committee pursuant to the Bylaw Amendment or otherwise.
     Pursuant to the Merger Agreement, following the appointment of Oplink’s designees to the OCP Board until the earlier of the termination of the Merger Agreement and the Effective Time, Oplink agreed (i) not to vote in its capacity as stockholder of the Issuer to remove the members of the Special Committee from the OCP Board or the Special Committee, or amend the Issuer’s bylaws and (ii) at any election of directors to vote to reelect the members of the Special Committee; provided, however, that nothing in the Merger Agreement, or the Bylaw Amendment shall be deemed or construed as limiting or preventing Oplink from voting its shares of the common stock of the Issuer at the Stockholders’ Meeting (as defined in the Merger Agreement) in favor of the election of persons designated by it to be directors of the Issuer, or the Merger and the Merger Agreement. Oplink also agreed to vote its shares of Issuer’s Common Stock in favor of the Merger.
     There are no contracts, arrangements, understandings or relationships (legal or otherwise) among Oplink and any other person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finders fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies except as described above and in the Purchase Agreement and the Merger Agreement.
     The foregoing summary of the Merger, the Merger Agreement and the transactions contemplated thereby does not purport to be complete and is subject to, and qualified in its entirety by, the full text of

Schedule 13D

the Merger Agreement attached as Exhibit 2.1 to the Current Report on Form 8-K filed by Oplink on June 25, 2007and incorporated herein by reference. ”
Item 7. Material to Be Filed as Exhibits
     Item 7 is hereby amended by adding the following paragraph immediately after the last paragraph thereof:
2.	Agreement and Plan of Merger by and among Oplink Communications, Inc., Oplink Acquisition Corporation and Optical Communication Products, Inc. dated as of June 19, 2007. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Oplink Communications, Inc. on June 25, 2007).

Schedule 13D

Signature
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 25, 2007
Date

/s/ Joseph Y. Liu
Signature

Joseph Y. Liu, President and Chief Executive Officer
Name/Title